EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in millions)	2011	2010	2009	2008	2007
Earnings before income taxes	$7,959	$7,383	$5,808	$4,624	$7,305
Fixed charges	594	570	642	718	629
Total earnings available for fixed charges	$8,553	$7,953	$6,450	$5,342	$7,934

Fixed Charges:
Interest expense	$505	$481	$551	$639	$562
Interest component of rental payments	89	89	91	79	67
Total fixed charges	$594	$570	$642	$718	$629
Ratio of earnings to fixed charges	14.4	14.0	10.0	7.4	12.6

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.